Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2019 PROFIT
AND DECLARES QUARTERLY CASH DIVIDEND

Achieves 19.4% Year over Year Revenue Growth and Operating Income of $0.9 million in Q1

LaFox, IL, October 10, 2018: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its first quarter ended September 1, 2018. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

First Quarter Results

Net sales for the first quarter of fiscal 2019 increased 19.4% to $44.2 million compared to net sales of $37.0 million in the prior year’s first quarter. There were 13 weeks in the first quarter of fiscal 2019 compared to 14 weeks in last year’s first quarter. Sales increased $5.7 million for PMT and $1.4 million for Canvys. PMT sales were higher in power conversion and RF and microwave components, RF and microwave tubes and specialty products sold into the semiconductor wafer fabrication capital equipment market. Sales increased for Canvys due to new program wins and higher overall demand across both the U.S. and Europe. Sales also increased for Richardson Healthcare by $0.1 million due to higher equipment and CT Tube sales, partially offset by lower sales of diagnostic imaging parts.

Gross margin increased to $14.0 million, or 31.6% of net sales during the first quarter of fiscal 2019, compared to $12.1 million, or 32.8% of net sales during the first quarter of fiscal 2018. Margin decreased as a percent of net sales primarily due to a less favorable product mix in both PMT and Richardson Healthcare. Canvys margin as a percent of net sales increased primarily due to an improved product mix and lower costs on selected products sold.

Operating expenses increased to $13.1 million for the first quarter of fiscal 2019, compared to $12.3 million for the first quarter of fiscal 2018. This increase was a result of additional compensation and other expenses primarily related to the increase in net sales. Operating expenses as a percent of net sales decreased to 29.7% in the current quarter from 33.3% in last year’s first quarter.

The Company reported $0.9 million of operating income for the first quarter of fiscal 2019 compared to operating income of $15,000 in the prior year’s first quarter, which included a $0.2 million gain on the disposal of a building.

Other expense for the first quarter of fiscal 2019, primarily foreign exchange, was $0.2 million, compared to other expense of $0.1 million for the first quarter of fiscal 2018.

The income tax provision of $0.3 million for the first quarter of fiscal 2019 reflected a provision for foreign income taxes based on the current quarter’s geographical distribution of income and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net income for the first quarter of fiscal 2019 was $0.4 million, compared to a net loss of $0.1 million in the first quarter of fiscal 2018. Earnings per common share (diluted) in the first quarter of fiscal 2019 were $0.03.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on November 21, 2018, to common stockholders of record as of November 7, 2018.

Cash and investments at the end of the first quarter of fiscal 2019 were $54.8 million compared to $60.5 million at the end of fiscal 2018 and $61.4 million at the end of the first quarter of fiscal 2018. The use of cash in the first quarter of 2019 was primarily due to payments for accounts payable transactions from the fourth quarter of fiscal 2018. During the first quarter of fiscal 2019, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Currently, there are 11.0 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“I am pleased to report an operating income of $0.9 million for the first quarter of fiscal 2019 as compared to a $15,000 operating income in the first quarter of fiscal 2018,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “Achieving a 19.4% increase in revenue over the prior year is a good start. We will need to stay focused on our key initiatives as we face a temporary slowdown in the semiconductor wafer fab market. We continue to be excited about the growth in PMT associated with our investments in new power and microwave technologies, as well as the introduction of our new ALTA750TM CT Tube,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, October 11, 2018, at 9:00 a.m. CDT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter results for fiscal year 2019. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 30310391 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CDT on October 12, 2018, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 75478104.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on August 2, 2018. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value flat panel detector solutions, replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	September 1, 2018	June 2, 2018
Assets
Current assets:
Cash and cash equivalents	$52,478	$60,465
Accounts receivable, less allowance of $315 and $309, respectively	22,885	22,892
Inventories, net	50,267	50,720
Prepaid expenses and other assets	3,691	3,747
Investments - current	2,300	—
Total current assets	131,621	137,824
Non-current assets:
Property, plant and equipment, net	18,975	18,232
Goodwill	6,332	6,332
Intangible assets, net	2,949	3,014
Non-current deferred income taxes	855	927
Total non-current assets	29,111	28,505
Total assets	$160,732	$166,329
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,145	$19,603
Accrued liabilities	10,917	10,343
Total current liabilities	25,062	29,946
Non-current liabilities:
Non-current deferred income tax liabilities	281	281
Other non-current liabilities	924	921
Total non-current liabilities	1,205	1,202
Total liabilities	26,267	31,148
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,951 shares at September 1, 2018 and 10,806 shares at June 2, 2018	547	540
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,097 shares at September 1, 2018 and 2,137 shares at June 2, 2018	105	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	60,413	60,061
Common stock in treasury, at cost, no shares at September 1, 2018 and June 2, 2018	—	—
Retained earnings	69,774	70,107
Accumulated other comprehensive income	3,626	4,366
Total stockholders’ equity	134,465	135,181
Total liabilities and stockholders’ equity	$160,732	$166,329

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive (Loss) Income

(in thousands, except per share amounts)

	Three Months Ended
	September 1, 2018	September 2, 2017
Statements of Comprehensive (Loss) Income
Net sales	$44,157	$36,995
Cost of sales	30,204	24,847
Gross profit	13,953	12,148
Selling, general and administrative expenses	13,099	12,324
Gain on disposal of assets	—	(191)
Operating income	854	15
Other (income) expense:
Investment/interest income	(126)	(134)
Foreign exchange loss	286	201
Other, net	(8)	(4)
Total other expense	152	63
Income (loss) before income taxes	702	(48)
Income tax provision	271	64
Net income (loss)	431	(112)
Foreign currency translation (loss) gain, net of tax	(740)	2,121
Fair value adjustments on investments loss	—	(14)
Comprehensive (loss) income	$(309)	$1,995
Net income (loss) per share:
Common shares - Basic	$0.03	$(0.01)
Class B common shares - Basic	$0.03	$(0.01)
Common shares – Diluted	$0.03	$(0.01)
Class B common shares - Diluted	$0.03	$(0.01)
Weighted average number of shares:
Common shares – Basic	10,829	10,712
Class B common shares – Basic	2,132	2,137
Common shares – Diluted	10,982	10,712
Class B common shares – Diluted	2,132	2,137
Dividends per common share	$0.060	$0.060
Dividends per Class B common share	$0.054	$0.054

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	September 1, 2018	September 2, 2017
Operating activities:
Net income (loss)	$431	$(112)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	764	732
Inventory provisions	215	162
Gain on sale of investments	—	(25)
Gain on disposal of assets	—	(191)
Share-based compensation expense	165	101
Deferred income taxes	58	(4)
Change in assets and liabilities:
Accounts receivable	(198)	2,047
Inventories	77	(2,613)
Prepaid expenses and other assets	37	(258)
Accounts payable	(5,419)	(2,755)
Accrued liabilities	227	726
Other	13	(267)
Net cash used in operating activities	(3,630)	(2,457)
Investing activities:
Capital expenditures	(1,072)	(1,015)
Proceeds from sale of assets	—	276
Proceeds from maturity of investments	—	4,000
Purchases of investments	(2,300)	—
Proceeds from sales of available-for-sale securities	—	151
Purchases of available-for-sale securities	—	(151)
Other	—	(3)
Net cash (used in) provided by investing activities	(3,372)	3,258
Financing activities:
Proceeds from issuance of common stock	192	—
Cash dividends paid	(764)	(758)
Net cash used in financing activities	(572)	(758)
Effect of exchange rate changes on cash and cash equivalents	(413)	1,059
(Decrease) increase in cash and cash equivalents	(7,987)	1,102
Cash and cash equivalents at beginning of period	60,465	55,327
Cash and cash equivalents at end of period	$52,478	$56,429

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the First Quarter of Fiscal 2019 and Fiscal 2018
(in thousands)

By Strategic Business Unit:

Net Sales
	Q1 FY19		Q1 FY18	% Change
PMT	$34,769		$29,124	19.4%
Canvys	7,173		5,765	24.4%
Healthcare	2,215		2,106	5.2%
Total	$44,157		$36,995	19.4%

Gross Profit
	Q1 FY19	% of Net Sales	Q1 FY18	% of Net Sales
PMT	$11,007	31.7%	$9,574	32.9%
Canvys	2,313	32.2%	1,546	26.8%
Healthcare	633	28.6%	1,028	48.8%
Total	$13,953	31.6%	$12,148	32.8%